November 16, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Jay Stamper on November 10, 2010, for Post-Effective Amendment No. 140 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”). Our summary of the comments made to the Prospectus and our responses thereto are provided below. No comments were made to the related Statement of Additional Information.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus

1.	Comment: The Staff requested that the Registrant provide the proposed legend disclosure for the summary prospectus before the prospectus prints as it is the Staff’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not to shareholder reports.

Response: Included below is the Registrant’s legend disclosure for the summary prospectus:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated December 15, 2010, are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Summary Prospectus – Item 3 – Fee Table

2.	Comment: The Staff commented that with respect to the Annual Fund Operating Expenses table, the Administrative Services Fee should not be a separate line item. The Staff requested that since normally, the Administrative Services Fee is included as part of the Management Fee or Other Expenses, that the Administrative Services Fee should be included as a separate “sub” line item of the expense it is a part of.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 16, 2010

Response: The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.	Comment: The Staff requested that the Registrant explain why there is no line item in the Annual Funds Operating Expenses table for “Acquired Fund Fees and Expenses” as required by Item 3(3)(f)(i) of Form N-1A but references are made to “Other Investment Companies” in the Fund’s Principal Investment Strategies and Principal Risks of the summary section of the Prospectus.

Response: As the Fund is a new fund, the Registrant believes that, although the Fund has not invested in Other Investment Companies yet, it may invest in Other Investment Companies in the future and therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Item 3(3)(f)(i) of Form N-1A.

4.	Comment: The Staff requested that the footnote regarding any waivers be added following the Annual Fund Operating Expenses table.

Response: The Registrant has added the following footnote following the Annual Fund Operating Expenses table:

The adviser is contractually obligated to limit expenses to 0.99% for Class I shares, through at least March 1, 2012; the obligation does not extend to interest, taxes, brokerage commissions, extraordinary expenses and Acquired Fund Fees and Expenses. The obligation will automatically renew for one-year terms unless it is terminated by the Fund or the adviser upon written notice within 90 days of the end of the current term or upon termination of the advisory agreement and is subject to possible recoupment by the adviser within three years.

Summary Prospectus – Item 4 – Principal Investment Strategies

5.	Comment: In accordance with the use of the term “International” in the Fund’s name, the Staff requested that the Registrant explain how the Fund will diversify its assets between different countries in the Principal Investment Strategies.

Response: The Registrant has revised the first sentences of the first paragraph of the Fund’s Principal Investment Strategies as indicated below:

Under normal market conditions, the Fund invests at least 65% of its total assets in common stocks and convertible securities of companies organized under the laws of, or with principal offices located in a number of different countries outside of the United States, including companies in countries in emerging markets.

6.	Comment: With respect to “derivatives” as a possible investment type, the Staff commented that the Registrant should also identify each type of derivative in which the Fund is proposed to invest as well as how the derivative will be used in the Fund’s principal investment strategies. The above requests comply with the guidance regarding derivatives disclosures in mutual fund registration statements recently provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 16, 2010

Response: The Registrant believes the current disclosure with respect to the Fund’s use of derivatives is appropriate and in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

7.	Comment: The Staff requested that the Registrant provide separate risk disclosures for each type of derivative included in the Principal Investment strategies in addition to the current “Derivative Investments” listed in the Principal Risks section.

Response: The Registrant appreciates the Staff’s comment, but believes that the “Derivative Instruments” risk is adequate and appropriate.

Summary Prospectus – Item 4(b)(1)(i) – Risks

8.	Comment: The Staff requested that the disclosure following the Principal Risks section which states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency be deleted if the Fund is not sold by a bank.

Response: The Registrant prefers to leave the disclosure in the prospectus because the Registrant believes that the Fund may be sold through an insured depository institution.

Statutory Prospectus – Item 9(b)(1) – Additional Information About the Fund’s Investment Strategies

9.	Comment: The Staff commented that this section should begin with a discussion of the Fund’s Principal Investment Strategies in order to explain how the Fund will achieve its Investment Objective in accordance with Item 9(b)(1). Additionally, the Staff commented that the Principal Investment Strategies disclosure included in the summary section of the Prospectus exceeds that which is requested by Item 4(a). The Staff requested that the Registrant shorten or summarize the Principal Investment Strategies disclosure in the summary section and move some of this disclosure to this section in the statutory section of the Prospectus in accordance with Item 9(b)(1).

Response: The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry. Lastly, with respect to this particular Fund, the length of the Item 4(a) disclosure in the summary section of the Prospectus is due to the fact that this Fund will be managed by two Sub-Advisers with different investment styles which should be included in this section.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 16, 2010

Statutory Prospectus – Item 9(c) – Additional Information about the Fund’s Risks

10.	Comment: The Staff commented that, pursuant to Item 9(c), this section should contain additional or detailed risk disclosures that are not already stated in the summary section of the Fund’s Prospectus pursuant to Item 4(b). The Staff elaborated that the risk disclosures described in the summary section pursuant to Item 4(b) should only be a summary of the risk disclosures stated in the statutory section.

Response: The Registrant does provide risk descriptions in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the Fund’s Prospectus. In addition, the Registrant does provide additional risk information pursuant to Item 9(c) with respect to the Fund’s investments that the Registrant believes a shareholder should know before investing. In some instances however, some risk disclosures may not need additional disclosure from that which is disclosed in the “Principal Risks” of the summary section of the prospectus. The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

November 16, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP